

February 14, 2012

Via Facsimile
Mr. Erik K. Bardman
Chief Financial Officer
Logitech International S.A.
6505 Kaiser Drive
Fremont, California 94555

      Re: Logitech International S.A.
              Form 10-K for the Fiscal Year Ended March 31, 2011
              Filed May 27, 2011
              File No. 000-29174

Dear Mr. Bardman:

We have reviewed your letter dated January 17, 2012 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 22, 2011.

Form 10-K for the Fiscal Year Ended March 31, 2011

Schedule II – Valuation and Qualifying Accounts

1.   We note your response to the first bullet in prior comment 1 indicates that there no changes to existing programs or replacement of existing programs with new programs. Rather, during 2010 you increased the use of certain existing programs and decreased the use of other existing programs. While this would explain variation in the reserve balances between 2009 and 2010, it does not appear to explain why a reclassification within the 2009 balances is appropriate. In this regard, it is unclear to us how the nature and goals of the incentives offered in 2009 would be changed by the increased or decreased usage of certain existing programs in 2010. Please advise.

2.   Considering your reclassification of reserves did not appear to result any additional charges or reversals of charges in your statements of operations, please clarify whether all of the shifts in various programs occurred during the same quarter and tell us the quarter that the shifts occurred.

3.   We note that your response to the second bullet in prior comment 1 indicates that you "created" a pricing programs category in 2010 and then reclassified certain amounts from other categories into this new category. However, we note the "price protection" category included in your fiscal year 2009 Form 10-K that appears to be replaced in the fiscal 2010 Form 10-K with a category labeled "pricing programs." Please clarify whether the former "price protection" category was renamed and expanded to include pricing programs that are separate from price protection programs.

        You may contact Jaime John at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

                                        Sincerely,

                                        /s/ Patrick Gilmore

                                        Patrick Gilmore
                                        Accounting Branch Chief